UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.     )

Apollo Gold Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03761E102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

June 3, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    [   ]

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common shares, no par value, of Apollo Gold Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

Item 2.    Identity and Background

This Statement is being filed by Jipangu Inc. (“Jipangu”). Jipangu is a Japanese corporation which invests in gold mining and exploration companies. The principal business address of Jipangu is 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

Bull Palace Corporation, a Japanese corporation, beneficially owns a substantial portion of the outstanding shares of Jipangu and may, therefore, be deemed to control Jipangu. Bull Palace Corporation is a holding company 100% owned by Tamisuke Matsufuji, the President and Chief Executive Officer of Jipangu, and his family. Bull Palace Corporation’s principal business address is c/o Jipangu Inc., 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors, officers and corporate auditors of Jipangu is set forth in Schedule I hereto, which is incorporated herein by reference.

During the last five years, neither Jipangu nor, to the knowledge of Jipangu, Bull Palace Corporation or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violators of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On June 3, 2005, Jipangu purchased in a private placement 10,000,000 common shares of Issuer at a price of Cdn.$0.40 per share for gross proceeds to Issuer of Cdn.$4,000,000. “Cdn.” indicates Canadian dollars. The source of the funds used by Jipangu to purchase the common shares was Jipangu’s working capital.

Item 4.    Purpose of Transaction

Jipangu acquired the common shares for the purpose of investment. In connection with Jipangu’s purchase of the common shares, Jipangu and the Issuer entered into a non-binding letter of intent contemplating a possible sale of the Issuer’s Nevada mining assets, including the Florida Canyon and Standard mines as well as Apollo Gold Exploration, Inc., which owns the Issuer’s Nevada exploration properties. The completion of the transaction is subject to continued confirmatory due diligence by Jipangu as well as agreement and execution of definitive agreements and customary closing conditions. There can be no assurance that the transaction will be completed. The letter of intent is attached as an exhibit to this Statement.

Jipangu may, from time to time, consider additional plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above;

however, except for the matters described in the letter of intent, Jipangu does not currently have any specific plan or proposal which relates to or would result in any of the foregoing.

Item 5.    Interest in Securities of the Issuer

Jipangu is the beneficial owner of 10,000,000 common shares, no par value, of the Issuer, representing 9.4% of the outstanding common shares of the Issuer. Jipangu exercises sole voting power and sole investment power with respect to such common shares. Jipangu has not engaged in any transactions in the common shares of the Issuer during the past 60 days, except for the purchase of the common shares from the Issuer as described in Item 3.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer during the past 60 days.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The subscription agreement between Jipangu and the Issuer (including a registration rights agreement) and the letter of intent between Jipangu and the Issuer, as amended, have been filed as exhibits to this Statement.

Item 7.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following agreements have been filed as exhibits to this Statement:

1.	Subscription Agreement between Jipangu and the Issuer (including Registration Rights Agreement).

2.	Letter of Intent between Jipangu and the Issuer.*

3.	Amendment to Letter of Intent between Jipangu and the Issuer.

*

Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of June 9, 2005

JIPANGU INC. By: /s/ Tamisuke Matsufuji Tamisuke Matsufuji President and Chief Executive Officer

SCHEDULE I

DIRECTORS, OFFICERS AND CORPORATE AUDITORS OF JIPANGU INC.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Jipangu is set forth below. Unless otherwise indicated, the business address of each director and officer of Jipangu is c/o Jipangu Inc, 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

Name and Citizenship	Present and Principal Occupation or Employment

Directors

Tamisuke Matsufuji	President and Chief Executive Officer of Jipangu
Japanese

Kazuo Shuto	Director, Jipangu
Japanese

Manabu Kameda	Director, Jipangu
Japanese

Kazunori Yoshimura	Director, Jipangu
Japanese

Officers

Tamisuke Matsufuji	President and Chief Executive Officer of Jipangu
Japanese

Corporate Auditors*

Kimihisa Suzuki	Auditor
Japanese

Shingo Okumura	Auditor
Japanese

Tetsuo Koizumi	Auditor
Japanese

* Members of Jipangu’s Board of Auditors. The Board of Auditors of a Japanese corporation serves a function similar to that of the Audit Committee of a United States corporation.